FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]  Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 99.1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on May 5, 2005 announcing the Company's earnings for the first quarter of 2005 and the declaration of a dividend for the 14-day period ending March 31, 2005.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)

Dated: May 5, 2005                          By: /s/ Anastassis Margaronis
                                                --------------------------
                                                    Anastassis Margaronis
                                                    President









23159.0002 #569372